UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

DC
No Action
P.E 1-20-03
1-66991

03017650

March 14, 2003

Allison D. Garrett
Vice President & General Counsel
Corporate Division
Wal-Mart Stores, Inc.
702 S.W. 8th Street
Bentonville, AR 72716-2345

Act	1934
Section	
Rule	14A-8
Public Availability	3/14/2003

Re: Wal-Mart Stores, Inc.
Incoming letter dated January 20, 2003

Dear Ms. Garrett:

This is in response to your letter dated January 20, 2003 concerning the shareholder proposal submitted to Wal-Mart by the Trowel Trades S&P 500 Index Fund. We also have received a letter on the proponent's behalf dated January 29, 2003. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence will also be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Greg A. Kinczewski
Vice President/General Counsel
The Marco Consulting Group
550 West Washington Blvd.
Ninth Floor
Chicago, IL 60661

WAL★MART®
LEGAL DEPARTMENT

CORPORATE DIVISION

CORPORATE OFFICES
702 S.W. 8TH Street
Bentonville, Arkansas 72716-0215
(479) 277-2345
allison.garrett@wal-mart.com

Allison Garrett
Vice President & General Counsel

January 20, 2003

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Wal-Mart Stores, Inc. — Notice of Intent to Omit Shareholder Proposal Requiring Independent Auditors

Ladies and Gentlemen:

Wal-Mart Stores, Inc., a Delaware corporation ("Wal-Mart," or the "Company"), is filing this letter under Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to notify the Securities and Exchange Commission (the "Commission") of Wal-Mart's intention to exclude a shareholder proposal (the "Proposal") from the proxy materials for Wal-Mart's 2003 Annual Meeting of Shareholders (the "2003 Proxy Materials"). The Proposal was submitted by the Trowel Trades S&P Index Fund (the "Proponent"). Wal-Mart asks that the staff of the Division of Corporation Finance of the Commission (the "Staff") not recommend to the Commission that any enforcement action be taken if Wal-Mart excludes the Proposal from its 2003 Proxy Materials for the reasons described below. A copy of the Proposal and related correspondence is attached to this letter as Exhibit A. In accordance with Rule 14a-8(j) under the Exchange Act, six copies of this letter and its attachments are enclosed.

Due to the volume of proxy materials that the Company must produce and distribute to its shareholders, Wal-Mart plans to commence the printing of its definitive 2003 Proxy Materials on or about April 4, 2003, so that it may commence mailing the 2003 Proxy Materials by no later than April 11, 2003. Accordingly, we would appreciate the Staff's prompt advice with respect to this matter.

The Proposal

The Proposal requests that the Board of Directors "adopt a policy that in the future the firm that is appointed to be the Company's independent accountants will only provide audit or audit-related services to the Company and not provide any other services."

Grounds for Exclusion

Wal-Mart intends to omit the Proposal from its 2003 Proxy Materials pursuant to Rule 14a-8(i)(3) under the Exchange Act on the ground that the Proposal contains numerous false and misleading statements in violation of Rule 14a-9.

False and Misleading (Rule 14a-8(i)(3))

Rule 14a-8(i)(3) permits a company to omit from its proxy materials a shareholder proposal and any statement in support thereof "[i]f the proposal or supporting statement is contrary to any of the Commission's proxy rules, including § 240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." Rule 14a-9 provides, in pertinent part, that:

> "(a) No solicitation subject to this regulation shall be made by means of any proxy statement, form of proxy, notice of meeting or other communication, written or oral, containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading . . .."

The Proposal is false and misleading in at least the following respects:

1. The statement that the section of the Sarbanes-Oxley Act limiting the provision of non-audit services contains a "potential and serious loophole" is an unsubstantiated statement of opinion and, further, mischaracterizes the content of this section of the Sarbanes-Oxley Act.

The section of the Sarbanes-Oxley Act referenced in the Supporting Statement was intended to entirely prohibit the provision of certain non-audit services that were seen by Congress to present a high degree of risk of conflicts of interest, and to require pre-approval of certain other non-audit services that were not seen by Congress to present as high a degree of risk of conflicts of interest. The Proposal does not distinguish between these two types of services; therefore, the Proposal could cause shareholders to believe that the Sarbanes-Oxley Act permits types of services that are seen as presenting high risks of conflicts of interest if they are pre-approved by a company's audit committee. Accordingly, this reference to, and explanation of, the "potential and serious loophole" in the Sarbanes-Oxley Act without further clarification is misleading.

Additionally, the statement that this section of the Sarbanes-Oxley Act contains a "potential and serious loophole" is a statement of the Proponent's opinion, and not a statement of fact. The Staff has stated that, in drafting proposals, "shareholders should avoid making unsupported assertions of fact," and "should provide factual support for statements" or "phrase statements as their opinion where appropriate." See Section G.4. of Staff Legal Bulletin No. 14, July 13, 2001 ("SLB 14").

2. The statement "[t]he results were startling" is an unsubstantiated statement of opinion.

The first sentence of the second paragraph of the Supporting Statement misrepresents as fact the Proponent's opinion that the results of the disclosures under the Commission's 2001 rules, which require companies to disclose the amount paid to accounting firms for audit and non-audit services, were "startling." The Staff has recently required that this particular statement be revised or removed. *See Marriott International, Inc.* (Mar. 7, 2002).

3. The survey results cited in the Proposal are not applicable to Wal-Mart.

The premise of the Proposal, as set forth in the second paragraph of the Supporting Statement, is based upon surveys completed by *The Wall Street Journal* and the Investor Responsibility Research Center, which surveys concluded that, "on the average, corporations were paying their 'independent' auditors three times more for 'other' work than for their audit work." Two paragraphs later, the Supporting Statement references the amount that Wal-Mart paid its independent auditors in audit and non-audit-related fees in its 2002 fiscal year, as reported in the Company's 2002 proxy statement. The amount Wal-Mart paid for non-audit-related services was substantially less than three times the amount it paid for audit-related services. Therefore, the Proponent's use of these surveys would mislead Wal-Mart's shareholders if the Proposal were included in the 2003 Proxy Materials.

4. The discussion of the survey results contains several unsubstantiated opinions that are stated as fact.

The Proposal refers to the above-described surveys as raising "obvious" concerns and refers to the amounts Wal-Mart paid for other services as "substantial payments," and states that "[s]uch substantial payments for tax services does not provide comfort to shareholders concerned about auditor conflicts of interest." All of these statements are unsubstantiated statements of opinion that the Proposal mischaracterizes as facts. As previously noted, the Staff has stated that, in drafting proposals, "shareholders should avoid making unsupported assertions of fact," and "should provide factual support for statements" or "phrase statements as their opinion where appropriate." See Section G.4. of Staff Legal Bulletin No. 14, July 13, 2001 ("SLB 14").

As is clear from the above discussion, the Proposal contains a number of false, misleading and unsubstantiated statements and would require detailed and extensive editing in order to bring the Proposal into compliance with Rule 14a-9. While the Staff sometimes permits a proponent to revise a proposal that contains relatively minor defects, the Staff has stated that it "may find it appropriate for companies to exclude the entire proposal, supporting statement, or both, as materially false or misleading" in cases where detailed and extensive editing would be required. See Section E.1. of SLB 14. Therefore, Wal-Mart has concluded that it may omit the Proposal from its 2003 Proxy Materials in accordance with Rule 14a-8(i)(3).

Conclusion

Wal-Mart hereby requests that the Staff confirm that it will not recommend any enforcement action if the Proposal is excluded from Wal-Mart's 2003 Proxy Materials. Should you disagree with the conclusions set forth herein, we would appreciate the opportunity to confer with you prior to the issuance of the Staff's response. Moreover, Wal-Mart reserves the right to submit to the Staff additional bases upon which the Proposal may properly be excluded from the 2003 Proxy Materials.

By copy of this letter, the Proponent is being notified of Wal-Mart's intention to omit the Proposal from its 2003 Proxy Materials.

Please acknowledge receipt of this letter by date-stamping the accompanying acknowledgment copy and returning it to the undersigned in the self-addressed postage pre-paid envelope provided. Please call the undersigned at (479) 277-2345 if you require additional information or wish to discuss this submission further.

Thank you for your consideration.

Respectfully Submitted,

Allison D. Garrett
Vice President and General Counsel, Corporate Division
Wal-Mart Stores, Inc.

Enclosures

cc: Cheryl A. Derezinski
Trowel Trades S&P Index Fund
Comerica Bank & Trust
411 West Lafayette
Detroit, MI 48226

Exhibit A
Proposal and Related Correspondence

RESOLVED: The shareholders of Wal-Mart Stores, Inc. (the "Company") urge the Board of Directors to adopt a policy that in the future the firm that is appointed to be the Company's independent accountants will only provide audit or audit-related services to the Company and not provide any other services.

SUPPORTING STATEMENT

New disclosure requirements by the Securities and Exchange Commission required corporations, starting in 2001, to disclose how much they were paying their "independent" auditors for audit work and how much they were paying them for "other" work.

The results were startling. Surveys by the Wall Street Journal and the Investor Responsibility Research Center each found that, on the average, corporations were paying their "independent" auditors three times more for "other" work than for their audit work. That raised the obvious concern as to how "independent" and objective the auditors really were. This concern was heightened by the subsequent accounting scandals at Enron and WorldCom.

In response to these accounting concerns, President Bush signed into law the Sarbanes-Oxley Act, which places restriction on the types of non-audit services auditors can render in an effort to reduce the conflict of interests. While the new law is certainly a step in the right direction, it does contain a potential and serious loophole. The auditors can still render tax and certain other services as long as they are pre-approved by the audit committee.

According to this Company's 2002 proxy statement, it paid its auditors $2,675,000 for audit services, $698,000 for audit related services and $5,585,000 for other services—primarily tax services. Such substantial payments for tax services does not provide comfort to shareholders concerned about auditor conflicts of interest.

It is respectfully submitted that this new Board of Directors could send a positive message to its investors and the public at large by adopting a policy that in the future its auditors would do no other work for the Company other than audit or audit-related work.

Trowel Trades S&P 500 Index Fund

P.O. Box 75000
Detroit, MI 48275

fix ->

December 10, 2002

Via Facsimile Transmission and Next Day Air
(479) 273-4329

Mr. Tom Hyde
Corporate Secretary
Wal-Mart Stores, Incorporated
702 SW 8th Street
Bentonville, AR 72716

RE: Trowel Trades S&P 500 Index Fund

Dear Mr. Hyde:

I hereby submit on behalf of the Trowel Trades S&P 500 Index Fund the enclosed shareholder proposal for inclusion in the Wal-Mart Stores, Incorporated proxy statement to be sent to the Company's shareholders in conjunction with the 2003 annual meeting.

A letter from the Fund's custodian bank documenting the Fund's continuous ownership of the requisite amount of Wal-Mart Stores, Incorporated stock for at least one year prior to the date of this letter is being sent under separate cover. The Fund also intends to continue its ownership of at least the minimum number of shares required by the SEC regulations through the date of the annual meeting.

The Fund will designate at a later date a representative to present the proposal at the 2003 annual meeting. Please call me at (313) 222-9895 with any questions.

Sincerely,

Cheryl A. Derezinski

Cheryl A. Derezinski
Senior Vice President
Comerica Bank & Trust, National Association

Enclosure

Comerica Bank & Trust, National Association

Two Mid America Plaza
Suite 616
Oakbrook Terrace, IL 60181-4451

Phone: (630) 645-7371
Fax: (630) 575-2164

Via Facsimile Transmission & Next Day Air
(479) 273-4329

December 10, 2002

Mr. Tom Hyde
Corporate Secretary
Wal-Mart Stores, Incorporated
702 SW 8th Street
Bentonville, AR 72716

Dear Mr. Hyde:

As custodian of the Trowel Trades S&P 500 Index Fund, we are writing to report that as of the close of business December 2, 2002, the Fund held 88,700 shares of Wal-Mart Stores, Incorporated. The Fund has held at least 61,400 shares since December 2, 2001.

If there are any other questions or concerns regarding this matter, please feel free to contact me at (630) 645-7371.

Sincerely,

Beth C. Prohaska

Beth C. Prohaska
First Vice President

cc: Eileen Betit
David Stupar
Cheryl Derezinski

WAL★MART®
LEGAL DEPARTMENT

CORPORATE DIVISION

CORPORATE OFFICES
702 S.W. 8TH Street
Bentonville, Arkansas 72716-0290
Direct Dial- (479) 277-0425
Fax - (479) 277-5991
cindy.moehring@wal-mart.com

Cynthia P. Moehring
Assistant General Counsel, Corporate Governance

January 10, 2003

VIA FACSIMILE 313-222-7116
AND FEDERAL EXPRESS

Cheryl A. Derezinski
Trowel Trades S&P 500 Index Fund
P.O. Box 75000
Detroit, MI 48275

Re: Shareholder Proposal Regarding Independent Accountants

Dear Ms. Derezinski:

On December 10, 2002, we received your shareholder proposal (the "Proposal") and related supporting statement (the "Supporting Statement") requesting that Wal-Mart (the "Company") adopt a policy that the Company's independent auditors provide only audit or audit-related services. It is Wal-Mart's desire to respond as soon as practicable to the concerns of its shareholders in a manner that is in the best interests of the Company. We assure you that the Company will comply with the new rules and regulations established by the Sarbanes-Oxley Act, the New York Stock Exchange, the Securities and Exchange Commission, and other governmental agencies, including those with respect to auditor independence. Although we understand your concern, we feel the Proposal is unnecessary for the reasons provided below, and we respectfully request that the Proposal be withdrawn.

The premise of the Proposal set forth in the Supporting Statement is based upon surveys completed by the *Wall Street Journal* and the Investor Responsibility Research Center ("IRRC"). The Supporting Statement provides that the surveys concluded that on the average corporations were paying their independent auditors three times more for other work than for their audit work. The Supporting Statement also cites Wal-Mart's 2002 Proxy Statement, which disclosed the amounts the Company paid its independent auditors for audit, audit-related, and non-audit services. As set forth in Wal-Mart's 2002 Proxy Statement, Wal-Mart paid its independent auditor approximately $3.4 million in audit and audit-related fees. Three times that amount would imply that Wal-Mart paid approximately $10.2 million in non-audit-related fees. However, Wal-Mart only paid its independent auditor approximately $5.6 million in non-audit-related fees, which is approximately half of the average amount reported in the surveys by the *Wall Street Journal* and the IRRC. Moreover, the non-audit-related fees were primarily for tax services. Accordingly, Wal-Mart's compliance with applicable rules and regulations and the amount of non-audit-related fees versus audit-related fees, in comparison with the average from the surveys cited in the Supporting Statement, are evidence that the policy in the Proposal is unnecessary.

The staff of the Division of Corporate Finance requires revision of a proposal or supporting statement, pursuant to Rule 14a-8(i)(3), where the proposal or supporting statement is contrary to any of the Securities and Exchange Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. The positions in your Supporting Statement with regard the surveys discussed above are misleading as applied to Wal-Mart. Wal-Mart is not among the companies that pay their independent auditor non-audit-related fees that amount to three times the total paid in audit-related fees. Accordingly, the citation to such surveys is misleading.

In addition, the first sentence of the third paragraph reads: "The results were startling." The Securities and Exchange Commission recently required that this sentence be revised or removed. *See* SEC No-Action Letter Marriott International (March 7, 2002). Lastly, we are concerned with the reference in the third paragraph of the Supporting Statement to "a potential and serious loophole" in the Sarbanes-Oxley Act. The Supporting Statement further provides that "auditors can still render tax and certain other services as long as they are pre-approved by the audit committee," without reference to the eight categories of services that are explicitly prohibited and are not permitted to be pre-approved by the audit committee. Accordingly, the reference to, and explanation of, the potential and serious loophole without further clarification is misleading.

It is for these reasons that we are requesting you to withdraw the Proposal. Please note that if the Proposal is not withdrawn on or before January 20th, we will submit a no-action request to the Securities and Exchange Commission based upon the above arguments on January 21st. We would like to further discuss your proposal with you, and we plan to contact you next week to schedule a call. If you have any questions about our stock option policy prior to that time, please do not hesitate to contact me at 479-277-0425.

Sincerely,

Cindy Moehring

Cynthia P. Moehring
Assistant General Counsel, Corporate Governance

THE MARCO
CONSULTING
GROUP

January 29, 2003

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, DC 20549

RE: Wal-Mart Stores, Inc. –Notice of Intent To Omit Shareholder Proposal Requiring Independent Auditors

Ladies and Gentlemen:

We are writing on behalf of the Trowel Trades S&P Index Fund (the "Proponent") in response to the January 20, 2003 letter from Wal-Mart Stores, Inc. ("Wal-Mart") requesting that the Securities and Exchange Commission ("SEC") take no enforcement action against Wal-Mart if it omits the shareholder proposal submitted by the Proponent asking Wal-Mart's board of directors to adopt a policy that in the future the firm that is appointed to be Wal-Mart's independent accountants will only provide audit or audit-related services to Wal-Mart and not provide any other services("the proposal").

In accordance with Rule 14a-8(j) under the Securities and Exchange Act of 1934, six copies of this letter are enclosed.

The proponent disagrees that "the results were startling" is an unsubstantiated statement of opinion but has already agreed to omit the phrase.
Wal-Mart's letter argues that the proposal's supporting statement that the results of the disclosures of auditor fees for "audit" and "other" under the SEC's 2001 rules were "startling" is an unsubstantiated statement of opinion.

It may be an opinion, but it is not unsubstantiated. During the 2002 proxy season Disney (which also sought a no-action letter from the SEC challenging the validity of an auditor conflict proposal on other grounds), Duke Energy, Halliburton and Safeway apparently agreed with that opinion because the same statement appeared in their proxy statements.

Nonetheless, there is the prior SEC decision in Marriott International, Inc. (Mar. 7, 2002) and in a telephone conference call on January 15, 2003, between representatives of Wal-Mart and Proponent, the Proponent did state it had no objection to this phrase being deleted from the proposal. That is still Proponent's position.

The survey results cited in the Proposal are not misleading to shareholders and provide shareholders with factual background for the historical progression of rising shareholder concern over auditor conflicts of interest and a valuable reference point in evaluating Wal-Mart's payment of auditors for tax work. Wal-Mart's letter argues that the Wall Street Journal ("WSJ") and the Investor Responsibility Research Center ("IRRC") surveys cited in the proposal are misleading because the amount Wal-Mart paid for other services as disclosed in its 2002 proxy was substantially less than three times the amount it paid for audit related services.

Wal-Mart does not cite any numbers in this argument, but it appears to be lumping "audit" services ($2,675,000) and "audit related" services ($698,000) together. Then the $5,585,000 paid for "other" services would be substantially less than three times the $3,373,000 paid for the total of audit and audit related services. However, if the "audit related" services are lumped with the "other", that total of $6,283,000 is not that far off the three-to-one ratio in the surveys.

Wal-Mart's concern with the WSJ and IRRC surveys, however, ignores the structure and intent of the supporting statement. The first paragraph of the statement explains how the SEC first required disclosure, the second paragraph details the results of the disclosure (i.e., the WSJ and IRRC surveys), the third paragraph recites the Congressional response to the disclosures by restricting non-audit services (which should be expected to reduce the ratio revealed in the WSJ and IRRC surveys) but notes the potential and serious loophole for tax services, and the fourth paragraph cites the exact disclosures in Wal-Mart's 2002 proxy statement that revealed it paid its auditors millions of dollars more for tax services than it did for audit and audit related services combined. The real issue is the amount Wal-Mart pays it auditors for tax work, not where Wal-Mart's disclosures rank when compared to the WSJ and IRRC surveys.

The proponent submits that the WSJ and IRRC surveys provide shareholders with useful factual background to understand the historical progression of the shareholder concern over auditor conflicts and also a valuable reference point that they can use to evaluate Wal-Mart's use of auditors for non-audit work—specifically tax work. There is nothing misleading or confusing about that. Wal-Mart is also free to make whatever it feels are appropriate comments about the surveys in its response to the proposal in the 2003 proxy statement.

The "unsubstantiated opinions" in the proposal are clearly supported by fact. Wal-Mart objects to the use of the word "obvious" in the second paragraph of its supporting statement to describe the concerns over how independent and objective auditors are. The factual support for the use of the word "obvious" is amply supplied by the reference to the WSJ and IRRC surveys and the subsequent accounting scandals at Enron and WorldCom. Proponent submits that those facts clearly warrant the use of the word "obvious".

Wal-Mart objects to the characterization of its payment to auditors for tax services as "substantial payments" in the fourth paragraph of its supporting statement. The factual support for this characterization is provided by the Proponent's recitation of the fee disclosures in Wal-mart's 2002 proxy statement--$2,675,000 for audit services, $698,000 for audit related services, and $5,585,000 for other services—primarily tax services. Proponent submits that those facts are ample support for characterizing the payment for tax services as "substantial".

Finally, Wal-Mart objects to the statement that "(s)uch substantial payments for tax services does not provide comfort to shareholders concerned about auditor conflicts of interest." Proponent submits that the factual support for this statement is overwhelmingly stated by the WSJ and IRRC surveys, the accounting scandals at Enron and WorldCom, the loophole for tax services in the Sarbanes-Oxley Act, and the auditor fee disclosures in Wal-Mart's 2002 proxy statement—all of which are in the supporting statement.

The proposal concisely and accurately states the provisions in the Sarbanes-Oxley Act on auditors rendering tax services and provides factual support for the use of the word "loophole".

Wal-Mart claims that the proposal does not distinguish between two types of services: (1) non-audit services that were seen by Congress to present a high degree of risk of conflicts of interest and (2) certain other non-audit services that were seen by Congress not to present as high a degree of risk of conflicts of interest, which require pre-approval

Proponent submits that paragraph three of its proposal does indeed make this distinction:

> "In response to these accounting concerns, President Bush signed into law the Sarbanes-Oxley Act, which places restrictions on the types of non-audit services auditors can render in an effort to reduce the conflict of interests...The auditors can still render tax and certain other services as long as they are pre-approved by the audit committee."

Wal-Mart also argues that the characterization of the tax services provision in Sarbanes-Oxley as a "loophole" is an unsupported assertion of fact. Proponent submits that its proposal factually lays out the reasons for shareholder concern for auditor conflicts in the second paragraph of its supporting statement, factually notes that Sarbanes-Oxley was intended to address this issue in paragraph three of its supporting statement, factually points out that tax services can still be rendered with audit committee pre-approval in paragraph three of its supporting statement, and then factually points out in paragraph four of its supporting statement how Wal-Mart's 2002 proxy disclosure shows how auditors could still render $5,585,000 for tax services (as compared to $3,373,000 for audit and audit related services) under Sarbanes-Oxley. Proponent submits such facts warrant the use of the world "loophole".

Conclusion
Proponent respectfully submits that its proposal is a serious, factually based, and logical vehicle for shareholders and Wal-Mart to explore the continuing concern over auditor conflicts of interest. Proponent has already offered to delete "The results were startling" sentence and, although it believes no other revisions are necessary, it will make any further revisions that the SEC directs.

A copy of this letter is being sent to Allison D. Garrett, Vice President and General Counsel, Corporate Division, Wal-Mart Stores, Inc.

Please call the undersigned at 312-612-8452 if you require any additional information.

Very Truly Yours,

Greg A. Kinczewski
Vice President/General Counsel

GAK:mal
Cc: Allison D. Garrett
Cheryl A. Derezinski
Beth Prohaska

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 14, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Wal-Mart Stores, Inc.
Incoming letter dated January 20, 2003

The proposal urges the board of directors to adopt a policy "that in the future the firm that is appointed to be the Company's independent accountants will only provide audit or audit-related services to the Company and not provide any other services."

We are unable to concur in your view that Wal-Mart may exclude the entire proposal under rule 14a-8(i)(3). However, there appears to be some basis for your view that portions of the supporting statement may be materially false or misleading under rule 14a-9. In our view, the proponent must:

- recast the sentence "The results were startling" as the proponent's opinion;
- recast the sentence that begins "That raised the obvious . . ." and ends ". . . objective the auditors really were" as the proponent's opinion;
- recast the phrase "it does contain a potential and serious loophole" as the proponent's opinion; and
- recast the sentence that begins "Such substantial payments for . . ." and ends ". . . auditor conflicts of interest" as the proponent's opinion.

Accordingly, unless the proponent provides Wal-Mart with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Wal-Mart omits only these portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Alex Shukhman
Attorney-Advisor